UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020
Commission File Number: 001-38975

Wanda Sports Group Company Limited
(Name of Registrant)

9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing
People's Republic of China
+86-10-8558-8813
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Coronavirus Update

In response to continuing developments related to the spread of the novel coronavirus (which causes the disease now known as COVID-19), in China and, more recently, internationally, Wanda Sports Group Company Limited is supplementing the risk factors previously disclosed in its registration statement on Form F-1, as amended (Registration No. 333-232004), with the risk factor set out below.

We note that the spread of the coronavirus is a rapidly evolving public health emergency with global implications and at present we, as is common across industries and geographies, recognize that we could be adversely affected by a range of factors and developments, largely beyond our control, and we are unable to predict outcomes even on a short-term basis.  We take note of the Order published by the Securities and Exchange Commission on March 4, 2020 that would permit us, subject to conditions, to extend the due date (beyond April 30, 2020) for up to 45 days for our 2019 annual report on Form 20-F.  We have not yet determined whether or not we will take advantage of the relief available under the Order.  We continue to monitor the situation, among other objectives, to ensure the safety of our employees, our athletes and fans, to react to operational developments and to assess the impact of developments on our financial condition, results of operations, cash flows and liquidity.

The novel coronavirus could have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity.

The outbreak of a novel coronavirus (which causes the disease now known as COVID-19), was first identified in December 2019 in Wuhan, China, and has since spread globally. Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries.  The foregoing are likely to adversely affect business confidence and consumer sentiments, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets.  The spread of the coronavirus, particularly if it develops into a worldwide health crisis, also may have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained.

In terms of the impact on sports events, some countries have begun to impose emergency measures that ban large public gatherings.  For example, Switzerland has banned gatherings of more than 1,000 people until at least March 15, 2020, and France recently suspended indoor public gatherings of over 5,000 people.  A wide range of sports events around the world have been postponed or cancelled due to concerns over coronavirus contagion, including at the urging of clubs unwilling to play in stadiums without fans. Other events are going forward without fans in attendance, for example in Italy all sports are to be played without fans through April 3.  The football season in China has been delayed, and it currently is unclear whether summer events, such as the Tokyo 2020 Summer Olympic Games, may be postponed, cancelled or otherwise disrupted.  Postponement or cancellation of test or qualifying events, as well as disruptions to training schedules for athletes and event volunteers, could adversely affect the timing and quality of events scheduled to be held months in the future.

We expect that the foregoing developments could adversely affect our Mass Participation as well as our Spectator Sports and DPSS segments, and that adverse effect could be material.

With respect to our mass participation events, we have had to cancel or postpone events in China, Taiwan and the Philippines and expect, based on the current trajectory of the spread of the coronavirus, to have to cancel other events.  Our mass participation sports events that are not cancelled or postponed may experience reduced rates of athlete and fan attendance due to reduced interest (out of fear of being infected or quarantined, or in anticipation of cancelations or postponements) or ability to attend (due to travel bans, flight cancellations, quarantines or other travel interruptions).  To date, we have seen in the first quarter of 2020 registrations for our mass participations sports events in China and the surrounding region decline.  If the spread of the coronavirus continues, we expect we will see registrations for our mass participation sports events drop further in the second quarter of 2020, which could have a material adverse effect on results of operations in our Mass Participation segment.

With respect to our spectator sports and DPSS operations, restrictions on travel and attendance at large public gatherings, and potentially cancellations of large public gatherings, will disrupt our business and we are likely to  experience a decrease in revenues relating to sports events to which we hold commercial rights or which we organize.  Even if governments do not mandate cancellations of large events, events may nonetheless be voluntarily cancelled due to concerns that attendance will drop significantly, whether out of fear of exposure to infection, travel restrictions or other related uncertainties.  These cancellations can be expected to have an adverse impact on our results of operations in our Spectator Sports and DPSS segments. Broader macro-economic implications, including reduced consumer confidence, could adversely affect attendance at sports events and discretionary spending, which in turn would also adversely affect sponsorship opportunities, as advertisers reduce budgets.  Moreover, as we are regularly engaged in negotiations with rights-in partners, rights-out clients, digital media partners, broadcasters, sponsors and other stakeholders, our ability to engage in these negotiations (for new contracts, to extend existing contracts or for acquisitions) may be adversely affected by any of the foregoing as well as the more practical impediments to scheduling and holding meetings, including restrictions on travel, office closures, business continuity concerns, and other distractions or disruptions.  We currently restrict the ability of our employees to travel to/from certain countries (which affects, for example, the ability of event crews to get to events) and these restrictions may expand.  We may also be compelled to accept contract terms that are less favorable to us than those we currently enjoy.  Less favorable or unsuccessful contract negotiations could have short-, medium- or longer-term revenue implications for us.  We could also be adversely affected in any number of respects to the extent that any of our key counterparties are also adversely affected by the spread of the coronavirus and responses thereto.

The coronavirus and the responses thereto could have a range of other effects on us.  For example, the implementation of business continuity plans in a fast moving public health emergency could have an adverse effect on our internal controls (potentially giving rise to significant deficiencies or material weaknesses) and also increase our vulnerability to information technology and other systems disruptions.

We currently are unable to predict the duration and severity of the spread of the coronavirus, and responses thereto, on our business and operations, and on our results of operations, financial condition, cash flow and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the speed of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the timing and scope of governmental restrictions on public gatherings, mobility and other activities, financial and other market reactions to the foregoing, and reactions and responses of the populace both in affected regions and regions yet to be affected.  While we expect we will suffer adverse effects, the more severe the outbreak and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wanda Sports Group Company Limited

Date: March 6, 2020	By:	/s/ Honghui Liao
Name: Honghui Liao
Title: Chief Financial Officer